Exhibit 3.37

SERIES DESIGNATION OF

LANDA APP 2 LLC - 8152 ARBLE DRIVE JACKSONVILLE FL LLC,

A SERIES OF LANDA APP 2 LLC

In accordance with the Amended and Restated Limited Liability Company Agreement (the “Agreement”) of Landa App 2 LLC, a Delaware series limited liability company (the “Company”), and upon the completion of this Series Designation by the Company and Landa Holdings, Inc. in its capacity as manager of the Company and of the Series, this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the “Landa Series 8152 Arble Drive Designation”.

Name of Series	Landa App 2 LLC - 8152 Arble Drive Jacksonville FL LLC (also referred to herein as “Landa Series 8152 Arble Drive”), a protected series of the Company (the “Series”).

Effective Date of Establishment	May 25, 2022

Property	The Property located at 8152 Arble Drive, Jacksonville, FL 32211.

Manager	Landa Holdings, Inc.

Management Fee and Other Fees	A monthly management fee expected to be 8% of the Gross Monthly Rent. The Monthly Management Fee may be change at any time, in the sole discretion of the Manager, but at no time, will it exceed 10% of the Gross Monthly Rent.

Issuance	The maximum number of membership interest, or “Shares,” the Series can issue is 10,000.

Fiscal Year End	December 31

Broker of Record	Dalmore Group, LLC

Broker Fees	1%, in cash, of the purchase price of the Shares sold in the offering of the Series’ Shares.

Liquidation	As set forth in the Agreement

Other	N/A